EXHIBIT 99.2

AGRIUM INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED

MARCH 31, 2017

May 1, 2017

Unless otherwise noted, all financial information in this Management’s Discussion and Analysis (MD&A) is prepared using accounting policies in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and is presented in accordance with International Accounting Standard 34 – Interim Financial Reporting. All comparisons of results for the first quarter of 2017 (three months ended March 31, 2017) are against results for the first quarter of 2016 (three months ended March 31, 2016). All dollar amounts refer to United States (U.S.) dollars except where otherwise stated. The financial measures net earnings (loss) before finance costs, income taxes, depreciation and amortization, and net earnings (loss) from discontinued operations (EBITDA) and cash gross margin per tonne used in this MD&A are not prescribed by IFRS. Our method of calculation may not be directly comparable to that of other companies. We consider these non-IFRS financial measures to provide useful information to both management and investors in measuring our financial performance. These non-IFRS financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS. Please refer to the section entitled “Non-IFRS Financial Measures” of this MD&A for further details, including a reconciliation of such measure to its most directly comparable measure calculated in accordance with IFRS.

The following interim MD&A is as of May 1, 2017 and should be read in conjunction with the Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2017 (the “Condensed Consolidated Financial Statements”), and the annual MD&A and financial statements for the year ended December 31, 2016 included in our 2016 Annual Report to Shareholders. The Board of Directors carries out its responsibility for review of this disclosure principally through its Audit Committee, comprised exclusively of independent directors. The Audit Committee reviews and, prior to publication, approves this disclosure, pursuant to the authority delegated to it by the Board of Directors. No update is provided to the disclosure in our annual MD&A except for material information since the date of our annual MD&A. In respect of Forward-Looking Statements, please refer to the section titled “Forward-Looking Statements” in this MD&A.

2017 First Quarter Operating Results

CONSOLIDATED NET EARNINGS

Financial Overview

	Three months ended March 31,
(millions of U.S. dollars, except per share amounts and where noted)	2017	2016	Change	% Change
Sales	2,720	2,725	(5)	—
Gross profit	558	554	4	1
Expenses	501	479	22	5
Net earnings before finance costs, income taxes and net earnings (loss) from discontinued operations (EBIT)	57	75	(18)	(24)
Net earnings (loss)	(10)	3	(13)	(433)
Diluted earnings (loss) per share	(0.08)	0.02	(0.10)	(500)
Effective tax rate (%)	27.5	29	N/A	N/A

Sales and Gross Profit

	Three months ended March 31,
(millions of U.S. dollars)	2017	2016	Change
Sales
Retail	2,240	2,290	(50)
Wholesale	675	649	26
Other	(195)	(214)	19

	2,720	2,725	(5)

Gross profit
Retail	434	402	32
Wholesale	142	153	(11)
Other	(18)	(1)	(17)

	558	554	4

•	Retail’s sales decreased in the first quarter of 2017 primarily as a result of lower crop nutrient prices. Despite lower sales, Retail’s gross profit increased as a result of higher sales of proprietary products that have higher margins.

•	Wholesale’s sales increased in the first quarter compared to the same period last year due to higher sales volume for all product lines partially offset by lower realized selling prices, which were consistent with benchmark pricing, across most product lines. Despite an increase in sales volumes, gross profit was lower primarily due to lower global fertilizer prices and higher natural gas input costs.

Expenses

•	Selling expense increased by $37-million (9 percent) as a result of incremental costs from the recent acquisitions and higher fuel costs.

•	Earnings from associates and joint ventures increased primarily due to the devaluation of the Egyptian pound that led to a foreign exchange gain in Misr Fertilizers Production Company S.A.E. (“MOPCO”).

•	Other expenses remained consistent with prior period. During the quarter, we incurred merger and related costs of $16-million, partially offset by a gain from sale of assets of $7-million.

For further breakdown on Other expenses, see table below:

Other expenses breakdown

	Three months ended March 31,
(millions of U.S. dollars)	2017	2016
Loss on foreign exchange and related derivatives	6	2
Interest income	(13)	(13)
Environmental remediation and asset retirement obligations	(1)	2
Bad debt expense	7	8
Potash profit and capital tax	3	3
Merger and related costs	16	—
Other	(8)	9

	10	11

Depreciation and Amortization

Depreciation and amortization breakdown

	Three months ended March 31,
	2017				2016
(millions of U.S. dollars)	Cost of product sold	Selling	General and administrative	Total	Cost of product sold	Selling	General and administrative	Total
Retail	2	67	2	71	2	63	2	67

Wholesale
Nitrogen	16	—	—	16	13	—	—	13
Potash	29	—	—	29	20	—	—	20
Phosphate	16	—	—	16	10	—	—	10
Wholesale Other (a)	3	—	—	3	1	—	—	1

	64	—	—	64	44	—	—	44
Other	—	—	4	4	—	—	3	3

Total	66	67	6	139	46	63	5	114

(a)	This includes ammonium sulfate, Environmentally Smart Nitrogen® (ESN) and other products.

a)	Depreciation and amortization expense increased in the first quarter of 2017 primarily due to higher Wholesale sales volumes as we calculate property, plant and equipment directly related to our nitrogen, phosphate and potash depreciation expense on a units-of-production basis.

Effective Tax Rate

b)	The effective tax rate of 27.5 percent for the first quarter of 2017 was lower than the tax rate of 29 percent for the same period in 2016 due to tax treatment of losses on derivative financial instruments in 2016.

BUSINESS SEGMENT PERFORMANCE

Retail

	Three months ended March 31,
(millions of U.S. dollars, except where noted)	2017	2016	Change
Sales	2,240	2,290	(50)
Cost of product sold	1,806	1,888	(82)
Gross profit	434	402	32
EBIT	(21)	(23)	2
EBITDA	50	44	6
Selling and general and administrative expenses	473	432	41

•	Retail reported higher first quarter EBITDA and gross profit this year, with improved results from both our North American and International segments. Despite lower U.S. corn acreage this year, demand for crop inputs was steady in the first quarter.

•	Total Retail selling and general and administrative expenses were up by $41-million compared to the prior year, largely due to additional expenses related to recent acquisitions, additional expenses in Australia as well as higher payroll-related and fuel and maintenance costs in North America.

•	Regionally, U.S. EBITDA lagged compared to the prior year due to weather delays to the start of the spring season, especially in the West and Midwest regions of the U.S., where rainfalls have been significantly higher than the prior year. Our Canadian operations achieved slightly higher year-over-year results, and Australia achieved $8-million higher EBITDA compared to the prior year, reflecting strong crop protection product sales and higher livestock revenues.

Retail sales and gross profit by product line

	Three months ended March 31,
	Sales			Gross profit			Gross profit (%)
(millions of U.S. dollars, except where noted)	2017	2016	Change	2017	2016	Change	2017	2016
Crop nutrients	714	839	(125)	141	134	7	20	16
Crop protection products	872	831	41	130	121	9	15	15
Seed	382	376	6	54	51	3	14	14
Merchandise	134	117	17	22	19	3	16	16
Services and other	138	127	11	87	77	10	63	61

Crop nutrients

•	Total crop nutrient sales were 15 percent lower this quarter compared to the same period last year, due to lower fertilizer prices across most nutrients. Nutrient volumes were 6 percent lower compared to the prior year, which was driven by lower sales in Australia and weather delays in North America, particularly relative to the early spring in 2016.

•	Total crop nutrient gross profit was 5 percent higher, and margins per tonne increased by $9 per tonne compared to the first quarter of last year, as lower cost of product sold more than offset the lower selling prices.

Crop protection products

•	Total crop protection sales were up 5 percent this quarter due to higher demand and sales volumes. The U.S., Australia and South America all saw increased crop protection sales.

•	Gross profit was 7 percent higher due to an increase in proprietary product sales. Proprietary product margins as a percentage of sales improved by 4 percent compared to the same period last year due to decreased product input costs and operational excellence efficiencies. Canada saw particularly strong increases in proprietary product margins, as we continue to grow our penetration of these products in the region.

•	Proprietary crop protection sales as a percentage of total sales were 24 percent this quarter, in line with the same period last year.

Seed

•	Total seed sales increased 2 percent over the prior period, with steady demand for seed for the spring season and strong performance this quarter in Canada and South America. Seed results were supported by higher soybean seed sales in the U.S. and strong canola seed sales in Canada. Both soybean and canola seeds favor a higher proportion of higher-margin proprietary seed sales for Agrium Retail.

•	Seed gross profit improved by 6 percent, largely driven by increased proprietary seed margins and sales.

Merchandise

•	Merchandise sales increased 15 percent, and gross profit increased 16 percent. These results were primarily driven by higher fuel prices in Canada.

Services and other

•	Sales for services and other were up 9 percent this quarter, while gross profit was 13 percent higher. The increase in sales and gross profit was primarily related to higher livestock sales in Australia.

Wholesale

	Three months ended March 31,
(millions of U.S. dollars, except where noted)	2017	2016	Change
Sales	675	649	26
Sales volumes (tonnes 000’s)	2,236	1,926	310
Cost of product sold	533	496	37
Gross profit	142	153	(11)
EBIT	131	119	12
EBITDA	195	163	32
Expenses (including earnings from associates and joint ventures)	11	34	(23)
Earnings from associates and joint ventures	(16)	(1)	(15)

•	Wholesale gross profit this quarter was slightly lower than the same period last year due to higher natural gas prices and lower global phosphate and nitrogen fertilizer prices which more than offset the benefits of higher total sales volumes and overall lower cost of product sold per tonne.

•	EBITDA in the current quarter was 20 percent higher than the same period last year due to higher earnings from associates and joint ventures and lower costs related to ongoing Operational Excellence initiatives.

Wholesale NPK product information

	Three months ended March 31,
	Nitrogen			Potash			Phosphate
(millions of U.S. dollars, except where noted)	2017	2016	Change	2017	2016	Change	2017	2016	Change
Gross profit (millions)	77	95	(18)	35	14	21	7	20	(13)
Sales volumes (tonnes 000’s)	772	741	31	636	456	180	288	220	68
Selling price ($/tonne)	311	338	(27)	208	199	9	466	589	(123)
Cost of product sold ($/tonne)	211	209	2	153	168	(15)	440	499	(59)
Gross margin ($/tonne)	100	129	(29)	55	31	24	26	90	(64)

Nitrogen

•	Nitrogen gross profit was down 19 percent compared to the same period last year due to lower North American nitrogen prices and higher average natural gas input costs. Average realized selling prices per tonne were down 8 percent compared to the same period last year.

•	Total sales volumes were up 4 percent over the same period last year. Urea sales volumes increased by 13 percent due to strong Western Canadian demand, reflecting reduced fall applications in 2016 due to weather conditions. Ammonia sales remained approximately the same compared to last year.

•	Cost of product sold per tonne increased slightly compared to the same period last year due to higher natural gas input costs and outages at Borger, which were partly offset by overall lower fixed costs. Total nitrogen margins averaged $100 per tonne this quarter, while urea margins averaged $131 per tonne.

Natural gas prices: North American indices and North American Agrium prices

	Three months ended March 31,
(U.S. dollars per MMBtu)	2017	2016
Overall gas cost excluding realized derivative impact	2.34	1.61
Realized derivative impact	0.27	0.33
Overall gas cost	2.61	1.94
Average NYMEX	3.25	2.05
Average AECO	2.21	1.53

Potash

•	Potash gross profit more than doubled compared to the same period last year, primarily due to higher production and sales volumes related to the continued ramp up of the Vanscoy expansion project and stronger global demand.

•	Sales volumes were 39 percent higher in the current period with domestic sales volumes up 44 percent and international volumes up 34 percent.

•	Average realized selling prices increased slightly over the past year with North American prices up over last year, which was mostly offset by lower international prices over the same period.

•	Our cost of product sold per tonne was 9 percent lower than the same period last year due to higher production volumes and fixed cost savings. Average potash margins increased by 77 percent per tonne and cash margins this quarter averaged $100 per tonne.

Phosphate

•	Phosphate gross profit was 65 percent lower than the same period last year due to continued pressure on phosphate benchmark prices.

•	Sales volumes were 31 percent higher than the same period last year due to a shift in sales from the fourth quarter of 2016 to the first quarter of the year for certain customers, and strong domestic demand in the current quarter.

•	Cost of product sold per tonne was down 12 percent compared to the same period last year due to lower input costs.

Wholesale Other

Wholesale Other: gross profit breakdown

	Three months ended March 31,
(millions of U.S. dollars)	2017	2016	Change
Ammonium sulfate	12	10	2
ESN	8	8	—
Other	3	6	(3)

	23	24	(1)

•	Gross profit from Wholesale Other was lower than the same period last year primarily driven by lower overall realized nutrient prices, which has been partly offset by higher sales volumes of ammonium sulfate throughout the quarter.

Expenses

•	Wholesale expenses decreased by $23-million in the current quarter primarily due to $15-million of higher earnings from associates and joint ventures and lower selling and general and administrative expenses compared to the same period last year. Earnings from associates and joint ventures increased this quarter as a result of the devaluation of Egyptian pound in MOPCO.

Other

EBITDA for our Other non-operating business unit for the first quarter of 2017 was a net expense of $49-million, compared to a net expense of $18-million for the first quarter of 2016. The variance was primarily due to:

•	Higher gross profit elimination of $17-million as a result of higher intersegment inventory held at the end of the first quarter of 2017

•	Merger and related costs of $16-million

FINANCIAL CONDITION

The following are changes to working capital on our Consolidated Balance Sheets for the three months ended March 31, 2017 compared to December 31, 2016.

(millions of U.S. dollars, except where noted)	March 31, 2017	December 31, 2016	$ Change	% Change	Explanation of the change in the balance
Current assets
Cash and cash equivalents	262	412	(150)	(36%)	See discussion under the section “Liquidity and Capital Resources”.

Accounts receivable	2,315	2,208	107	5%	—

Income taxes receivable	54	33	21	64%	—

Inventories	4,537	3,230	1,307	40%	Seasonal Retail inventory build-up in preparation for the spring season.

(millions of U.S. dollars, except where noted)	March 31, 2017	December 31, 2016	$ Change	% Change	Explanation of the change in the balance
Prepaid expenses and deposits	253	855	(602)	(70%)	Drawdown of prepaid inventory as Retail took delivery of product in anticipation of the spring season.

Other current assets	134	123	11	9%	—

Current liabilities
Short-term debt	678	604	74	12%	Increase primarily due to seasonally higher working capital requirements.

Accounts payable	5,603	4,662	941	20%	Retail inventory purchases and customer prepayments made in anticipation of the spring season.

Income taxes payable	—	17	(17)	(100%)	—

Current portion of long-term debt	10	110	(100)	(91%)	Decrease relates to $100-million 7.7 percent debentures paid in 2017.

Current portion of other provisions	55	59	(4)	(7%)	—

Working capital	1,209	1,409	(200)	(14%)

LIQUIDITY AND CAPITAL RESOURCES

Agrium generally expects that it will be able to meet its working capital requirements, capital resource needs and shareholder returns through a variety of sources, including available cash on hand, cash provided by operations, short-term borrowings from the issuance of commercial paper, and borrowings from our credit facilities, as well as long-term debt and equity capacity from the capital markets.

As of March 31, 2017, we have sufficient current assets to meet our current liabilities.

Summary of Consolidated Statements of Cash Flows

Below is a summary of our cash provided by or used in operating, investing and financing activities as reflected in the Consolidated Statements of Cash Flows:

	Three months ended March 31,
(millions of U.S. dollars)	2017	2016	Change
Cash provided by operating activities	178	343	(165)
Cash used in investing activities	(187)	(277)	90
Cash used in financing activities	(160)	(325)	165
Effect of exchange rate changes on cash and cash equivalents	19	20	(1)

Decrease in cash and cash equivalents	(150)	(239)	89

Cash provided by operating activities

•       Lower cash provided by operating activities due to net changes in non-cash working capital of $282-million, primarily arising from timing of payments to our suppliers in our Retail business unit. This was partially offset by lower final tax payments made of $102-million in comparison to the prior year.

Cash used in investing activities	• Lower cash used in investing activities due to reduced business acquisition activity in our Retail business unit and lower spending on Borger expansion project in comparison to the prior year.

Cash used in financing activities	• Lower cash used in financing activities. We paid down less short and long-term debt this year in comparison to prior year.

Capital Spending and Expenditures (a)

	Three months ended
	March 31,
(millions of U.S. dollars)	2017	2016
Retail
Sustaining	47	47
Investing	13	9

	60	56
Acquisitions (b)	30	94

	90	150

Wholesale
Sustaining	26	49
Investing	55	68

	81	117

Other
Sustaining	—	1
Investing	2	—

	2	1

Total
Sustaining	73	97
Investing	70	77

	143	174
Acquisitions (b)	30	94

	173	268

(a)	This excludes capitalized borrowing costs.
(b)	This represents business acquisitions and includes acquired working capital; property, plant and equipment; intangibles; goodwill; and investments in associates and joint ventures.

•	Our total capital expenditures decreased in the first quarter of 2017 compared to the same period last year due to completion of the construction of our Borger expansion project at the end of 2016. In 2017, pre-commissioning and commissioning costs were incurred related to this project.

•	We expect Agrium’s capital expenditures for the remainder of 2017 to approximate $600-million to $700-million. We anticipate that we will be able to finance the announced projects through a combination of cash provided from operating activities and existing credit facilities.

Short-term Debt

•	Our short-term debt of $678-million at March 31, 2017 is outlined in note 6 of our Summarized Notes to the Condensed Consolidated Interim Financial Statements.

•	Our short-term debt increased by $74-million during the first three months of 2017, which in turn contributed to a decrease in our unutilized short-term financing capacity to $2.7-billion at March 31, 2017.

Capital Management

•	Our revolving credit facilities require that we maintain specific interest coverage and debt-to-capital ratios, as well as other non-financial covenants as defined in our credit agreements. We were in compliance with all covenants at March 31, 2017. Our ability to comply with these covenants has not changed since December 31, 2016.

OUTSTANDING SHARE DATA

Agrium had 138,176,418 outstanding shares at April 28, 2017. At April 28, 2017, the number of shares issuable pursuant to stock options outstanding (issuable assuming full conversion, where each option granted can be exercised for one common share) was approximately 1,381,612.

SELECTED QUARTERLY INFORMATION

(millions of U.S. dollars, except per share amounts)	2017 Q1	2016 Q4	2016 Q3	2016 Q2	2016 Q1	2015 Q4	2015 Q3	2015 Q2
Sales	2,720	2,280	2,245	6,415	2,725	2,407	2,524	6,992
Gross profit	558	748	568	1,525	554	900	696	1,708
Net earnings (loss)	(10)	67	(39)	565	3	200	99	675
Earnings (loss) per share attributable to equity holders of Agrium:
Basic and diluted	(0.08)	0.49	(0.29)	4.08	0.02	1.45	0.72	4.71
Dividends declared	120	121	120	122	121	121	120	125
Dividends declared per share	0.875	0.875	0.875	0.875	0.875	0.875	0.875	0.875

The agricultural products business is seasonal. Consequently, year-over-year comparisons are more appropriate than quarter-over-quarter comparisons. Crop input sales are primarily concentrated in the spring and fall crop input application seasons. Crop nutrient inventories are normally accumulated leading up to each application season. Our cash collections from accounts receivables generally occur after the application season is complete, and our customer prepayments are concentrated in December and January.

NON-IFRS FINANCIAL MEASURES

Financial measures that are not specified, defined or determined under IFRS are non-IFRS measures unless they are presented in our Consolidated Financial Statements. The following table outlines our non-IFRS financial measures, their definitions and why management uses the measures.

Non-IFRS financial measure	Definition	Why we use the measure and why it is useful to investors
Cash margin per tonne	Selected financial measures excluding depreciation and amortization	Assists management and investors in understanding the costs and underlying economics of our operations and in assessing our operating performance and our ability to generate free cash flow from our business units and overall as a company.
EBITDA	Net earnings (loss) before finance costs, income taxes, depreciation and amortization, and net earnings (loss) from discontinued operations	EBITDA is frequently used by investors and analysts for valuation purposes when multiplied by a factor to estimate the enterprise value of a company. EBITDA is also used in determining annual incentive compensation for certain management employees and in calculating certain of our debt covenants.

Wholesale potash cash gross margin per tonne

Three months ended March 31, 2017
(millions of U.S. dollars)
Potash gross margin per tonne	55
Depreciation and amortization in cost of product sold per tonne	45

Potash cash gross margin per tonne	100

Consolidated and business unit EBITDA

	Three months ended March 31,
(millions of U.S. dollars)	Retail	Wholesale	Other	Consolidated
2017
Net loss				(10)
Finance costs related to long-term debt				47
Other finance costs				23
Income taxes				(3)

EBIT	(21)	131	(53)	57
Depreciation and amortization	71	64	4	139

EBITDA	50	195	(49)	196

2016
Net earnings				3
Finance costs related to long-term debt				52
Other finance costs				18
Income taxes				2

EBIT	(23)	119	(21)	75
Depreciation and amortization	67	44	3	114

EBITDA	44	163	(18)	189

CRITICAL ACCOUNTING ESTIMATES

We prepare our Condensed Consolidated Financial Statements in accordance with IFRS, which requires us to make judgments, assumptions and estimates in applying accounting policies. For further information on the Company’s critical accounting estimates, refer to the section “Critical Accounting Estimates” in our 2016 annual MD&A, which is contained in our 2016 Annual Report. Since the date of our 2016 annual MD&A, there have not been any material changes to our critical accounting estimates.

CHANGES IN ACCOUNTING POLICIES

The accounting policies applied in our Condensed Consolidated Financial Statements for the three months ended March 31, 2017 are the same as those applied in our audited annual financial statements in our 2016 Annual Report, with the exception of changes in accounting policies described in note 7 of our Summarized Notes to the Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2017.

BUSINESS RISKS

The information presented in the “Enterprise Risk Management” section on pages 52 - 56 in our 2016 annual MD&A and under the heading “Risk Factors” on pages 23 - 38 in our Annual Information Form for the year ended December 31, 2016 has not changed materially since December 31, 2016.

CONTROLS AND PROCEDURES

There have been no changes in our internal control over financial reporting during the three months ended March 31, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PUBLIC SECURITIES FILINGS

Additional information about our Company, including our 2016 Annual Information Form is filed with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and with the U.S. securities regulatory authorities through EDGAR at www.sec.gov.

FORWARD-LOOKING STATEMENTS

Certain statements and other information included in this document constitute “forward-looking information” and/or “financial outlook” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” within the meaning of applicable U.S. securities legislation (collectively, the “forward-looking statements”). All statements in this news release other than those relating to historical information or current conditions are forward-looking statements, including, but not limited to, statements as to management’s expectations with respect to: 2017 annual guidance, including expectations regarding our diluted earnings per share and Retail EBITDA; capital spending expectations for 2017; expectations regarding performance of our business segments in 2017; expectations regarding completion of previously announced expansion projects (including timing and volumes of production associated therewith) and acquisitions; our market outlook for 2017, including nitrogen, potash and phosphate outlook and including anticipated supply and demand for our products and services, expected market and industry conditions with respect to crop nutrient application rates, planted acres, crop mix, prices and the impact of currency fluctuations and import and export volumes; and the proposed merger with PotashCorp, including timing of completion thereof. These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. As such, undue reliance should not be placed on these forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions referred to below and elsewhere in this document. Although Agrium believes that these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The additional key assumptions that have been made include, among other things, assumptions with respect to Agrium’s ability to successfully integrate and realize the anticipated benefits of its already completed and future acquisitions and that we will be able to implement our standards, controls, procedures and policies at any acquired businesses to realize the expected synergies; that future business, regulatory and industry conditions will be within the parameters expected by Agrium, including with respect to prices, margins, product availability and supplier agreements; the completion of our expansion projects on schedule, as planned and on budget; assumptions with respect to global economic conditions and the accuracy of our market outlook expectations for 2017 and in the future; the adequacy of our cash generated from operations and our ability to access our credit facilities or capital markets for additional sources of financing; our ability to identify suitable candidates for acquisitions and negotiate acceptable terms; our ability to maintain our investment grade rating and achieve our performance targets; the receipt, on time, of all necessary permits, utilities and project approvals with respect to our expansion projects and that we will have the resources necessary to meet the projects’ approach; the receipt, on a timely basis, of regulatory approvals in respect of the proposed merger with PotashCorp and satisfaction of other closing conditions relating thereto. Also refer to the discussion under the heading “Key Assumptions and Risks in Respect of Forward-Looking Statements” in our 2016 annual MD&A and under the heading “Market Outlook” herein, with respect to further material assumptions associated with our forward-looking statements.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: general global economic, market and business conditions; weather conditions, including impacts from regional flooding and/or drought conditions; crop planted acreage, yield and prices; the supply and demand and price levels for our major products may vary from what we currently anticipate; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof, and political risks, including civil unrest, actions by armed groups or conflict, regional natural gas supply restrictions, as well as counterparty and sovereign risk; delays in completion of turnarounds at our major facilities; gas supply interruptions at the Egyptian Misr Fertilizers Production Company S.A.E. nitrogen facility expansion in Egypt; the risk of additional capital expenditure cost escalation or delays in respect of our expansion projects; the risks that are inherent in the nature of the proposed merger with PotashCorp, including the failure to obtain required regulatory approvals and failure to satisfy all other closing conditions in accordance with the terms of the proposed merger with PotashCorp, in a timely manner or at all; and other risk factors detailed from time to time in

Agrium reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the U.S. including those disclosed under the heading “Risk Factors” in our Annual Information Form for the year ended December 31, 2016 and under the headings “Enterprise Risk Management” and “Key Assumptions and Risks in respect of Forward-Looking Statements” in our 2016 annual MD&A.

The purpose of our expected diluted earnings per share and Retail EBITDA guidance range is to assist readers in understanding our expected and targeted financial results, and this information may not be appropriate for other purposes.

Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this document as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.